HIP ENERGY CORPORATION
Suite 404 - 999 Canada Place, Vancouver,
British Columbia V6E 3E2
Ph: (604) 377-5515 Fax: (604) 921-4764

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, SEPTEMBER 23, 2010

AND

INFORMATION CIRCULAR

August 25, 2010

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

HIP ENERGY CORPORATION
Suite 404 - 999 Canada Place, Vancouver
British Columbia V6E 3E2
Ph: (604) 377-5515 Fax: (604) 921-4764

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders of HIP Energy Corporation (the “Company”) will be held at World Trade Centre, Suite 404, 999 Canada Place, Vancouver, British Columbia, on Thursday, September 23, 2010 at 10:00 am (Pacific Time) for the following purposes:

1.	to appoint BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending November 30, 2010;

2.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending November 30, 2010;

3.	to receive the audited financial statements of the Company for the fiscal year ended November 30, 2009, and the accompanying report of the auditors;

4.	to set the number of directors of the Company for the ensuing year at four (4) persons;

5.

to elect Richard Coglon, James Chui, Peter J. Noonan and Carlos A. Contreras as directors to hold office until the next Annual Meeting, or until such time as their successors are duly elected or appointed in accordance with the Company’s constating documents;

6.

to consider and, if thought fit, to approve a special resolution approving the adoption of a new form of Articles for the Company in substitution for the existing Articles of the Company, as described in the Information Circular accompanying this Notice of Meeting; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice is an Information Circular, Form of Proxy and a Return Card. The Information Circular contains information relating to the matters to be addressed at the Meeting.

The board of directors of the Company has fixed Thursday, August 19, 2010 as the record date for the determination of the shareholders entitled to receive this Notice. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular. A shareholder who is entitled to attend and vote at the Meeting, or an intermediary holding shares on behalf of an unregistered member, is entitled to appoint a proxy to attend and vote in his or her stead. Any shareholders who do not expect to attend the Annual and Special Meeting in person are requested to complete, sign and date the enclosed Form of Proxy or other Form of Proxy and return same within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 25th day of August, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS OF
HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President and Director

1

HIP ENERGY CORPORATION
World Trade Centre, Suite 404, 999 Canada Place
Vancouver, British Columbia

INFORMATION CIRCULAR
(Containing information as at August 25, 2010 unless otherwise noted)

MANAGEMENT SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished to the shareholders (each a, “Shareholder”) of common shares (the “Common Shares”) of HIP ENERGY CORPORATION (the “Company”) in connection with the solicitation of proxies by the management of the Company for use at the annual and special meeting of the Shareholders (and any adjournment thereof) (the “Meeting”) to be held on Thursday, September 23, 2010 at 10:00 am (Pacific time) at the offices of the Company, World Trade Centre, Suite 404, 999 Canada Place, Vancouver, British Columbia, for the purposes set out in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. Unless otherwise noted, all dollar amounts included in this Information Circular are expressed in United States dollars.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAS BEEN APPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. (the “Transfer Agent”) at their offices located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the offices of the Company’s solicitors at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting prior to a vote on the matter(s) to which such proxy relates, or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

2

The Company does not have access to names of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of common shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the common shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote common shares directly at the Meeting – the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have its common shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

VOTING OF PROXIES

A Shareholder may indicate the manner in which the designated proxy is to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PROXY NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTOR AND AUDITOR.

3

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

VOTING IN PERSON

Any Shareholder attending the Meeting to vote personally or as proxyholder for another Shareholder shall be required to produce identification satisfactory to the Chairman of the Meeting establishing his or her identity. If a Shareholder is a corporation or an entity other than an individual, then the duly authorized officer or representative of the corporation or other entity must deliver to the Chairman of the Meeting the original or a notarial copy of the instrument empowering such person to attend the Meeting and vote on behalf of the Shareholder. Such documentation shall be in a form acceptable to the Chairman of the Meeting in his or her discretion.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the record date, determined by the Company’s board of directors to be the close of business on August 19, 2010, there were a total of 60,727,660 Common Shares issued and outstanding. Each Common Share outstanding on the record date carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting. On a show of hands, every Shareholder and proxy holder will have one vote and, on a poll, every Shareholder present in person or represented by proxy will have one vote for each Common Share held. In order to approve a motion proposed at the Meeting, a simple majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the director and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the outstanding common shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Group Rich Development Limited	30,000,000(2)	54.84%
Equi Energy LLC	20,000,000(2)	36.56%

(1)	Based on 60,727,660 Common Shares issued and outstanding as of August 19, 2010.
(2)

Equi Energy LLC is owned 100% by HIP Energy Resources Limited (HIP Resources) and Group Rich Development Limited is owned 100% by HIP Technology Limited (HIP Tech). Peter Noonan beneficially owns 40% of the voting securities of each of HIP Tech and HIP Resources. Speedy Growth Holding Limited owns 40% of the voting securities of each HIP Tech and HIP Resources. Mr. Chui has sole investment and voting power of with respect to the securities of Speedy Growth Holding Limited. Mr. Chui has 35% voting and investment power over the shares of the Company owned by Equi Energy LLC and Group Rich and Mr. Noonan has 45% voting and investment power over the shares of the Company owned by Equi Energy LLC and Group Rich Development Limited.

4

NUMBER OF DIRECTORS

The Articles of the Company provide for a board of directors of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval of the shareholders.

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four (4). The number of directors will be approved if the affirmative vote of the majority of common shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of setting the number of directors at four (4).

Management recommends the approval of the resolution to set the number of directors of the Company at four (4).

ELECTION OF DIRECTORS

Directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are duly elected or appointed in accordance with the Company’s Articles of Association or until such director’s earlier death, resignation or removal.

In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominee listed below, who is presently the only member of the Company’s board of directors. Management does not expect that the nominee will be unable to serve as a director. If, before the Meeting, it is determined that the nominee will not stand for election at the Meeting, the person named in the proxy will exercise his or her discretionary authority to vote the Common Shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the person named in the table below for election as director of the Company. The information concerning the proposed nominee has been furnished by the nominee:

Name Province and Country of Residence and Position(s) with the Company	Periods during which Nominee has served as a Director	Number of Shares Owned (1)	Principal Occupation, Business or Employment for the Last Five Years
Richard Coglon(2) British Columbia, Canada President, Chief Executive Officer, Chief Financial Officer and Director	November 26, 2001 to present	5,484,511

Mr. Coglon graduated from the University of Alberta in 1982 with a Bachelor of Commerce degree and received a Bachelor of Laws degree from the University of Victoria in 1986. Mr. Coglon was called to the Bar in British Columbia, Canada in 1987 and practiced in the areas of corporate finance and securities law until January 1, 2003 when Mr. Coglon ceased the active practice of law to concentrate on his other business ventures. From 2003 to present, Mr. Coglon carries on business under a privately owned venture capital firm which is involved in initiating and funding early stage growth companies in energy, mining, technology and real estate sector. Over the past 10 years, Mr. Coglon has raised or assisted in raising in excess of $100 million for private and public early stage companies.

5

Name Province and Country of Residence and Position(s) with the Company	Periods during which Nominee has served as a Director	Number of Shares Owned (1)	Principal Occupation, Business or Employment for the Last Five Years

During 1995 to 2006, Mr. Coglon served as a director and officer of various reporting issuers including TransGlobe Energy Corp. where he was responsible for initiating TransGlobe’s transition in 1995 to 1997 from a junior mining company to an international oil exploration and production company. In 1999, Mr. Coglon co- founded and served as president and chief executive officer of Heartland Oil and Gas Corp. From September 18, 2002 to January 1, 2006, Mr. Coglon served as president and a director of Heartland. During this period, Heartland turned its Kansas CBM projects into commercial production. In 1995, Mr. Coglon co-founded Velvet Exploration Ltd., a start-up oil exploration and production company. Velvet was listed on the Toronto Stock Exchange and sold for US$430 million in August of 2001 in a “friendly takeover transaction” with El Paso Energy.

James Chui(2) British Columbia, Canada Executive Vice President, Business Development and Director	November 19, 2009 to present	50,000,000(3)

Mr. Chui graduated from the Shanghai University of Science and Technology in 1985 with a bachelor’s degree in Applied Technology. Mr. Chui currently serves as the co-founder and chief executive officer of HIP Energy Resource Limited and HIP Technology Limited. He is also currently the president and chief executive officer of HRJC Enterprises Inc. Mr Chui also served as the president and chief executive officer of various successful internationally based companies in the high-tech manufacturing and software design and application sectors. From 1988 to 1996, Mr. Chui was the president and chief executive officer of “James-Contact Limited” with offices in Hong Kong, Germany and Japan. From 1996 to 2006, he served as president of “World Trade Development Limited (HK)” and “World Trade Electronics Limited” with offices in Hong Kong and Japan. From 2006 to 2008, Mr. Chui served as the chief financial officer of “Global Microgene Holdings Group Limited (HK)” and as vice president of “Digital Video Systems Inc. (USA)”.

Peter J. Noonan(2) Texas, USA Director	March 30, 2010 to present	50,000,000(3)

Mr. Noonan has been working in the oil and gas sector for over 40 years on the ongoing development of various industry inventions with particular focus on the Hydrogen Inducement (HIP™) Process. Mr. Noonan has been successful in developing technologies, such as a “system’s controller program” for the merchandising inventory purchase control system for light manufacturing; the development and completion of an offshore logistics supply system for world- wide operation on 26 rigs; a vapor recovery system for oil and gas recovery; a high intensity heating and control unit for wells, a innovated new gas lift injection system and/or pipelines operations; a desalinization unit, waste treatment units, and surface process in the primary cleanse of crude oil to very extreme high quality value, and a technical application program for spill prevention used by the EPA for oil field use.

6

Name Province and Country of Residence and Position(s) with the Company	Periods during which Nominee has served as a Director	Number of Shares Owned (1)	Principal Occupation, Business or Employment for the Last Five Years

Mr. Noonan has acted as a director and officer of various private companies in the oil and gas sector and has been a consultant in this sector for some 35 years in the areas of building and construction of roads, bridges, well site locations, workover, coil tubing units, land and off- shore drilling units which includes the drilling of numerous wells and there operations thereof. Mr. Noonan holds the US Methods Patent to the HIP Processes and in addition to his vast oilfield experience, Mr. Noonan has been a presenter and speaker before the US Department of Energy Technology Centre, and the US Congress on hearings relating to various issues in the Oil and Gas sector as well a lecturer to market group at the University of Texas.

Mr. Noonan graduated from a college preparatory school in the United States. He continued his education in pre- mechanical engineering by attending South Texas College. He continued his education at the University of Houston, University of Texas of Austin and Nichols State University. Mr. Noonan received certificates from University of South Carolina in Management Seminars and Executive Management Seminars. He is a life-time alumnus with US Naval Academy and the Disabled American Veterans.

Carlos A. Contreras(2) Florida, USA Executive Vice President, Operations and Director	March 30, 2010 to present	40,000

Mr. Contreras graduated from the University of Tulsa in 1970 with a Bachelor of Science Degree in Chemical Engineering. Mr. Contreras also holds an associate degree in Engineering (Honors) from Middle George College. Mr. Contreras has done graduate work in Macromolecular Science at Case Western Reserve University. Mr. Contreras’ specialized field of study was the Masters Program in Polymer Science. He has completed the Executive Program in Management at the University of California. In addition, Mr. Contreras has successfully completed numerous formal courses including Performance Management, Executive Decision-Making, Professional Presentations and he is certified for Offshore Survival.

Mr. Contreras has been in the oil and gas industry for over 35 years. Since June 2009, Mr. Contreras has been our chief operating officer. Mr. Contreras has acted as the director and chief operating officer of World GTL Trinidad Limited from February 2007 to August 2008 and he served as a Minister of Energy and Hydrocarbons in La Paz (Bolivia) from 1999- 2001. During the mid 1970’s until 1999, Mr. Contreras was employed with Occidental Petroleum in which he served in many executive roles such as president, vice-president and general manager at Occidental’s companies in various locations such as the Philippines, Columbia and California.

(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 19, 2010, based upon information furnished to the Company by the individual director.
(2)	Member of the Company’s Audit Committee.
(3)

Equi Energy LLC is owned 100% by HIP Energy Resources Limited (HIP Resources) and Group Rich Development Limited is owned 100% by HIP Technology Limited (HIP Tech). Peter Noonan beneficially owns 40% of the voting securities of each of HIP Tech and HIP Resources. Speedy Growth Holding Limited owns 40% of the voting securities of each HIP Tech and HIP Resources. Mr. Chui has sole investment and voting power of with respect to the securities of Speedy Growth Holding Limited. Mr. Chui has 35% voting and investment power over the shares of the Company owned by Equi Energy LLC and Group Rich and Mr. Noonan has 45% voting and investment power over the shares of the Company owned by Equi Energy LLC and Group Rich Development Limited.

7

Management recommends the approval of the nominees listed above for election as directors of the Company for the ensuing year.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the common shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

No proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

Other than as disclosed below, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency. Peter Noonan a member of our board of directors, filed a petition for bankruptcy in November, 2002 with the United States Bankruptcy Court, Southern District of Texas and obtained a discharge from the court in August, 2004.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“Named Executive Officers” or “NEO’s” means:

8

(a)	a CEO;

(b)	a CFO;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation; or

(d)

any individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The Company’s compensation program for its executive officers is administered and reviewed by the board of directors which acts as a compensation committee. Individual compensation levels are designed to reflect individual responsibilities, performance and experience, as well as the performance of the Company. The determination of discretionary bonuses is based on various factors, including implementation of the Company’s business plan, acquisition of assets, and development of corporate opportunities and completion of financing.

Option-based awards

As of November 30, 2009, the Company has not adopted a stock option plan.

Summary Compensation Table

Particulars of compensation paid to each NEO in the most recently completed financial year is set out in the summary compensation table below:

Name and Principal Position	Year	Salary(2) ($)	Share-based Awards(3) ($)	Option- based Awards(4) ($)	Non-equity Incentive Plan Compensation(1)		Pension Value ($)	All Other Compen- sation ($)	Total Compe n-sation ($)
					Annual Incentive Plans	($) Long- term Incentive Plans
Richard Coglon President, Chief Executive Officer, Chief Financial Officer and Director(5)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(2)

The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

(3)

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option- like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(4)

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(5)	Mr. Coglon was appointed a director of the Company on November 26, 2001 and the president, chief financial officer and chief executive officer of the Company on May 26, 2004.

9

Narrative

No NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or expert.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period. An “incentive plan award” means compensation awarded, earned paid, or payable under an incentive plan. As at the date of this Information Circular, the Company does not have any incentive plans.

Outstanding share-based awards and option-based awards

There were no outstanding share-based awards and option-based awards as at November 30, 2009.

Incentive Plan Awards – Value Vested or Earned During the Year

As at November 30, 2009, there were no unexercised options, stock that had not vested or equity incentive plan awards held by the Named Executive Officers.

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits at, following, or in connection with retirement, including a defined benefits plan or a defined contribution plan.

Deferred Compensation Plans

The Company does not have any deferred compensation plan with respect to any Named Executive Officer.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There are no compensatory plans, contracts or arrangements where the Named Executive Officers are entitled to receive more than $100,000 from the Company or its subsidiary, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment of the Named Executive Officers or of a change of control of the Company or its subsidiary.

DIRECTOR COMPENSATION

Director Compensation Table

Directors of the Company may be paid for their expenses incurred in attending each meeting of the directors. In addition to expenses, directors may be paid a sum for attending each meeting of the directors or may receive a stated salary as director. No payment precludes any director from serving the Company in any other capacity and being compensated for such service. Members of special or standing committees may be allowed similar reimbursement and compensation for attending committee meetings.

10

No director of the Company who is not a NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Incentive Plan Awards For Directors

Outstanding Share-Based Awards and Option-Based Awards

There were no outstanding share-based awards and option-based awards as at November 30, 2009.

Incentive Plan Awards – Value Vested or Earned During the Year

As at November 30, 2009, there were no unexercised options, stock that had not vested or equity incentive plan awards held by the directors of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company does not have any equity compensation plans as of November 30, 2009 or as of the date of this Information Circular.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to vote for the appointment of BDO Dunwoody LLP, Chartered Accountants, to serve as auditor of the Company for the Company’s fiscal year ending November 30, 2010 at a remuneration to be fixed by the Company’s board of directors.

Management recommends that Shareholders vote in favour of the appointment of BDO Dunwoody LLP, Chartered Accountants, as the Company’s auditor for the Company’s fiscal year ending November 30, 2010 at a remuneration to be fixed by the Company’s board of directors.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Audit Committee Charter

The following Audit Committee Charter was adopted by the Board of Directors of the Company:

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

11

  serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

  review and appraise the performance of the Company’s external auditors; and

  provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in MI 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in MI 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review

(a) review and update this Audit Committee Charter annually; and

(b)

review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors

(a)

review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

12

(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;

(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)

take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;

(g)	at each meeting, consult with the external auditors about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(iii)

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes

	(a)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;

	(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

13

	(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

	(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

	(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

	(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

	(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

	(i)	review certification process;

	(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

	(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.	Other

	(a)	review any related-party transactions;

	(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

	(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

Composition of the Audit Committee

The Company’s audit committee is comprised of the Company’s directors, Richard Coglon, James Chui, Peter J. Noonan and Carlos Contreras. As defined in NI 52-110, Messrs. Coglon and Chui, are not “independent” as they are officers of the Company. Messrs. Noonan and Contreras are independent. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Relevant Education and Experience

For a description of the education and experience of the Company’s directors that is relevant to the performance of his responsibilities as an audit committee member, please review the disclosure under the heading “Election of Directors”.

14

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in Section 2.4 or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as set out in Section 2(g) of the Audit Committee Charter which is reproduced above.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last fiscal years ended November 30, 2009 and November 30, 2008 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
November 30, 2009	$16,900	Nil	Nil	Nil
November 30, 2008	$12,192	Nil	Nil	Nil

Exemption

The Company is relying on the exemption provided under Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

15

The board of directors believes that that good corporate governance improves corporate performance and benefits all Shareholders. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

The board of directors of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the board.

The Company’s board of directors currently acts with only four members, being Richard Coglon, James Chui, Peter J. Noonan and Carlos A. Contreras. The Company has determined that Messrs. Coglon and Chui are not independent as that term is defined in National Instrument 52-110 due to the fact that they are also officers of the Company. Messrs. Noonan and Contreras are independent.

Directorships

None of the Company’s directors are currently directors other reporting issuers.

Orientation and Continuous Education

Each new director brings a different skill set and professional background, and with this information, the board of directors is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director. The Company provides continuing education for its directors as such need arises and encourages open discussion at all meetings, which encourages learning by the directors.

Ethical Business Conduct

The Company’s board of directors has adopted a Code of Business Conduct and Ethics which has been distributed to its directors, officers, employees and consultants. A copy of the Code is available from the Company on written request.

Nomination of Directors

The Company’s board of directors does not have a nominating committee. The Company does not currently have any formalised processes for identifying new candidates for board nomination. The board of directors is responsible for identifying individuals qualified to become new board members and recommending to the board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The compensation of the Named Executive Officers is determined by the board of directors as a whole.

Other Board Committees

There are no committees of the Company’s board of directors, other than the Audit Committee.

Assessments

The Company has no formalised assessment procedures to satisfy itself that its directors, board committee members and the board as a whole are performing effectively.

16

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the board of directors, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both, carrying more than ten percent of the voting rights attached to the common shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of common shares who are resident in Canada.

We are controlled by Group Rich and EEL, as they are affiliated and collectively own 91% of our issued and outstanding common shares. Equi Energy LLC is owned 100% by HIP Energy Resources Limited (HIP Resources) and Group Rich Development Limited is owned 100% by HIP Technology Limited (HIP Tech). Peter Noonan, a director of the Company, beneficially owns 40% of the voting securities of each of HIP Tech and HIP Resources. Speedy Growth Holding Limited owns 40% of the voting securities of each HIP Tech and HIP Resources. James Chui, a director of the Company, has sole investment and voting power of with respect to the securities of Speedy Growth Holding Limited. Mr. Chui has 35% voting and investment power over the shares of the Company owned by Equi Energy LLC and Group Rich and Mr. Noonan has 45% voting and investment power over the shares of the Company owned by Equi Energy LLC and Group Rich Development Limited

During the year ended November 30, 2009, the Company incurred $2,000 (2008 - $2,000; 2007 - $nil) for management fees to a company with a common director.

During the year ended November 30, 2009, the Company incurred $3,000 (2008 - $3,000; 2007 - $nil) for bookkeeping fees to a company with a common director.

As at November 30, 2009, the Company owes $50,000 (2008 - $50,000) to a director for advances, which is unsecured, non-interest bearing and payable on demand.

As at November 30, 2009, the Company owes $15,000 (2008 - $15,000) to a company owned by a shareholder for advances, which is unsecured, non-interest bearing and payable on demand.

As at November 30, 2009, the Company owes $nil (2008 - $25,000) to a company owned by our President for advances, which are unsecured, non-interest bearing and no fixed term of repayments.

On May 12, 2009, the Company completed a private placement with a director of the Company for the purchase of 5,000,000 common shares for proceeds of $58,291 (US$50,000).

17

The Company incurred $nil (2008 - $nil; 2007 - $5,245) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

MANAGEMENT CONTRACTS

There were no management functions of the Company or its subsidiary, which were, to any substantial degree, performed by a person other than a director or executive officer of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliates of any such director, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of common shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and as disclosed under the heading “Particulars of Matters to be Acted On”.

PARTICULARS OF MATTERS TO BE ACTED UPON

Resolutions to Adopt New Articles

Company is seeking shareholder approval of a new form of Articles (the “New Articles”) and the Board believes that adopting the New Articles will enable the Company to operate on a more efficient, flexible and cost-effective basis and will bring the Company’s charter documents into line with the charter documents of other public companies in British Columba and in other Canadian jurisdictions. A copy of the New Articles are attached hereto as Appendix A and are also available for review at the offices of the Company’s solicitors at Suite 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1 during normal business hours up to and including the date of the Meeting.

The resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Management believes the major changes from the existing Articles are:

1.

Certain changes to the Company’s Notice of Articles, New Articles and share structure may be made by directors’ resolution only or by ordinary resolution rather than special resolution. A description of these changes is provided below;

2.	The directors, by directors’ resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3.	Shareholders’ meetings may be held by electronic means;

4.	Shareholder meetings may, if authorized by directors’ resolution, be held in jurisdictions outside British Columbia;

5.	A special resolution will require at least 2/3 of the votes cast by the Shareholders in order to be passed; and

6.	The quorum for shareholders’ meetings is changed from two shareholders to one shareholder present in person or represented by proxy.

If the New Articles are adopted by shareholders, the Company may alter its Notice of Articles, New Articles and share structure in the following manner:

1.	By directors’ resolution or ordinary resolution, as determined in each case by the Board, to:

18

(a)

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

	(b)	establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

	(c)	change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

	(d)	create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

	(e)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares; and

(f)

authorize alterations to the New Articles that are procedural or administrative in nature or are matters that pursuant to the New Articles are solely within the directors’ powers, control or authority.

2.

If the New Act does not specify the type of resolution and the New Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the New Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The Company’s existing Articles (the “Old Articles”) be cancelled, and the form of Articles approved by the Company’s directors and presented to the shareholders at the Meeting (the “New Articles”) be adopted as the Articles of the Company, in substitution for, and to the exclusion of, the Old Articles;

2.

Notwithstanding approval of this special resolution by the shareholders, the Board, without further notice or approval of the shareholders, may amend, postpone or abandon implementation of this special resolution, in whole or in part, at any time prior to the special resolution becoming effective, if the Board, in its sole discretion, should determine that such amendment, postponement or abandonment, in whole or in part, is in the best interests of the Company; and

3.

Any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution.”

Management of the Company recommends that shareholders vote in favour of the foregoing resolutions, and the Designated Persons intend to vote for the approval of the foregoing resolutions at the Meeting unless otherwise directed by the shareholder appointing them.

OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, the form of proxy accompanying this Information Circular confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

19

Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its financial years ended November 30, 2009 and November 30, 2008.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

Dated at Vancouver, British Columbia this 25th day of August, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS OF
HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President and Director

20

APPENDIX A

HIP ENERGY CORPORATION

NEW ARTICLES

21

Incorporation No. BC0265693

BUSINESS CORPORATIONS ACT

ARTICLES

OF

HIP ENERGY CORPORATION

Incorporation No. BC0265693

BUSINESS CORPORATIONS ACT

ARTICLES

OF

HIP ENERGY CORPORATION

(the “Company”)

PART 1– INTERPRETATION

1.1	Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

“adjourned meeting” means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

“board” and “directors” mean the directors or sole director of the Company for the time being;

“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

“Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238;

“trustee”, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2	Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3	Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4	Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5	Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1	Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.2	Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.3	Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4	Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

2.5	Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

2.6	Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

2.7	Shares may be uncertificated

Notwithstanding any other provisions of this Part, the directors may, by resolution, provide that:

(a) the shares of any or all of the classes and series of the Company’s shares must be uncertificated shares; or

(b) any specified shares must be uncertificated shares.

PART 3 – ISSUE OF SHARES

3.1	Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2	Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1	Recording or registering transfer

A transfer of a share of the Company must not be registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2	Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

4.3	Signing of instrument of transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4	Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5	Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 – ACQUISITION OF SHARES

5.1	Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2	Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3	Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

PART 6 – BORROWING POWERS

6.1	Powers of directors

The directors may from time to time on behalf of the Company

	(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate,

	(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

	(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

PART 7 – GENERAL MEETINGS

7.1	Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2	When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3	Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4	Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

7.5	Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6	Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7	Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8	Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1	Special business

At a meeting of shareholders, the following business is special business:

	(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

	(b)	at an annual general meeting, all business is special business except for the following:

		(i)	business relating to the conduct of or voting at the meeting;

		(ii)	consideration of any financial statements of the Company presented to the meeting;

		(iii)	consideration of any reports of the directors or auditor;

		(iv)	the setting or changing of the number of directors;

		(v)	the election or appointment of directors;

		(vi)	the appointment of an auditor;

	(vii)	the setting of the remuneration of an auditor;

	(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

	(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2	Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

8.4	One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders,

	(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

	(b)	that shareholder, present in person or by proxy, may constitute the meeting.

8.5	Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.6	Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.7	Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

	(a)	in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

	(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

8.8	Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 8.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

8.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

	(a)	the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.10	Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.12	Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.13	Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.14	Manner of taking a poll

Subject to Article 8.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

(i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

8.15	Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.16	Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.17	Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.18	Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.19	Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.20	Chair has no second vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as shareholder.

8.21	Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question accordance with the result of the show of hands or the poll, as the case may be, and that decision must entered in the minutes of the meeting.

8.22	Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Section,

(a)	each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b)	the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 – ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the directors:

	(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

	(c)	if the Company is authorized to issue shares of a class of shares with par value:

		(i)	decrease the par value of those shares,

		(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares,

		(iii)	subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or

		(iv)	consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value;

	(d)	subdivide all or any of its unissued or fully paid issued shares without par value;

	(e)	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

	(f)	alter the identifying name of any of its shares;

	(g)	consolidate all or any of its unissued or fully paid issued shares without par value; or

	(h)	otherwise alter its shares or authorized share structure when required or permitted to do so by the

Business Corporations Act.

9.2	Change of Name

The Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.3	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by resolution of the directors authorize an alteration of these Articles.

PART 10 – VOTES OF SHAREHOLDERS

10.1	Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b)

on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

10.2	Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

10.3	Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

10.4	Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.

10.5	Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 10.5,

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

10.6	When proxy provisions do not apply

Articles 10.7 to 10.13 do not apply to the Company if and for so long as it is a public company.

10.7	Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

10.8	Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

10.9	When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

10.10	Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints _______________ or, failing that person, __________________, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this ____ day of __________________, _______

____________________________________
Signature of shareholder

10.11	Provision of proxies

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

10.12	Revocation of proxies

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

10.13	Revocation of proxies must be signed

An instrument referred to in Article 10.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

10.14	Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

10.15	Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 11 – DIRECTORS

11.1	First directors; number of directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 12.8, is set at:

(a) subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 12.4;

(c) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 12.4.

11.2	Change in number of directors

If the number of directors is set under Articles 11.1(b)(i) or 11.1(c)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)

if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

11.3	Directors’ acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

11.4	Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

11.5	Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

11.6	Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

11.7	Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

11.8	Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 12 – ELECTION AND REMOVAL OF DIRECTORS

12.1	Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

12.2	Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

12.3	Failure to elect or appoint directors

If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

12.4	Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

12.5	Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

12.6	Remaining directors’ power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

12.7	Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

12.8	Additional directors

Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.

12.9	Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 12.10 or 12.11.

12.10	Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

12.11	Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 13 – PROCEEDINGS OF DIRECTORS

13.1	Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

13.2	Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

13.3	Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

13.4	Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

13.5	Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director , call a meeting of the board.

13.6	Notice of extraordinary meetings

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

13.7	When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 13.9.

13.8	Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

13.9	Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

13.10	Effect of waiver

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

13.11	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

13.12	If only one director

If, in accordance with Article 11.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 14 – COMMITTEES OF DIRECTORS

14.1	Appointment of committees

The directors may, by resolution,

	(a)	appoint one or more committees consisting of the director or directors that they consider appropriate,

	(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except

		(i)	the power to fill vacancies in the board,

		(ii)	the power to change the membership of, or fill vacancies in, any committee of the board, and

		(iii)	the power to appoint or remove officers appointed by the board, and

	(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

14.2	Obligations of committee

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must

	(a)	conform to any rules that may from time to time be imposed on it by the directors, and

	(b)	report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

14.3	Powers of board

The board may, at any time,

	(a)	revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

	(b)	terminate the appointment of, or change the membership of, a committee, and

	(c)	fill vacancies in a committee,

14.4	Committee meetings

Subject to Article 14.2(a),

	(a)	the members of a directors’ committee may meet and adjourn as they think proper,

(b)

a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

	(c)	a majority of the members of a directors’ committee constitutes a quorum of the committee, and

(d)

questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 15 – OFFICERS

15.1	Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

15.2	Functions, duties and powers of officers

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

15.3	Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

16.1	Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2	No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

16.3	Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

16.4	Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 17 – INDEMNIFICATION

17.1	Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

17.2	Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

PART 18 – AUDITOR

18.1	Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

18.2	Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

PART 19 – DIVIDENDS

19.1	Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

19.2	No notice required

The directors need not give notice to any shareholder of any declaration under Article 19.1.

19.3	Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

19.4	Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

19.5	Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

19.6	Dividend bears no interest

No dividend bears interest against the Company.

19.7	Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

19.8	Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

19.9	Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 20 – ACCOUNTING RECORDS

20.1	Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

PART 21 – EXECUTION OF INSTRUMENTS

21.1	Who may attest seal

The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

	(a)	any 2 directors,

	(b)	any officer, together with any director,

	(c)	if the Company has only one director, that director, or

	(d)	any one or more directors or officers or persons as may be determined by resolution of the directors.

21.2	Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

21.3	Execution of documents not under seal

Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.

PART 22 – NOTICES

22.1	Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

	(a)	mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder’s registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

	(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder’s registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

	(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

	(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

	(e)	physical delivery to the intended recipient.

22.2	Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

22.3	Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

22.4	Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.

22.5	Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 23 – RESTRICTION ON SHARE TRANSFER

23.1	Application

Article 23.2 does not apply to the Company if and for so long as it is a public company.

23.2	Consent required for transfer

No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 24 - SPECIAL RIGHTS AND RESTRICTIONS

24.1	Preferred shares issuable in series

The Preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

	(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

	(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

	(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

24.2	Dissolution or winding up

The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Voting Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of Preferred shares as aforesaid shall be distributed rateably among the holders of the Voting Common shares.

24.3	Preferred shares do not confer right to receive notice of, attend or vote at general meetings

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred shares by the directors, holders of Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.